Exhibit 99.1

Bitauto Announces Shareholders’ Approval of Merger Agreement

BEIJING, Oct. 23, 2020  /PRNewswire/ -- Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China’s automotive industry, today announced that at an extraordinary general meeting held today, the Company’s shareholders voted in favor of (i) the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of June 12, 2020 (the “Merger Agreement”), by the Company, Yiche Holding Limited (“Parent”), and Yiche Mergersub Limited (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and (iii) the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 88.9% of the Company’s total ordinary shares outstanding as of the close of business in the Cayman Islands on the share record date of October 9, 2020 voted in person or by proxy at the extraordinary general meeting. Each shareholder has one vote for each ordinary share. Of the ordinary shares voted at the meeting, approximately 99.9% voted in favor of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying the closing conditions and complete the Merger in a timely manner. If and when completed, the Company will become a private company and its American depositary shares will no longer be listed or traded on any stock exchange.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China’s automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto’s transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company's shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Philip Lisio

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com